MATERIAL CHANGE REPORT

51-102F3

Item 1                      Name and Address of Company

Rubicon Minerals Corporation (the “Company”)

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

Item 2                      Date of Material Change

June 4, 2012

Item 3                      News Release

News release was issued on June 4, 2012 over Canada Newswire Service (CNW).

Item 4                      Summary of Material Change

On June 4, 2012, the Company announced that it had been advised by Agnico-Eagle Mines Limited (“Agnico-Eagle”) that Agnico-Eagle had disposed of a significant portion of its shareholdings of the Company in the public markets and that Agnico-Eagle intends to make securities regulatory filings containing details of this disposition in due course.

Item 5                      Full Description of Material Change

5.1 - Full Description of Material Change

Please see attached news release of June 4, 2012 for further details.

5.2 - Disclosure for Restructuring Transactions

Not applicable

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                      Omitted Information

Not applicable

Item 8                      Executive Officer

David W. Adamson, CEO (Tel:  604-623-3333)

Item 9                      Date of Report

June 5, 2012

News Release
TSX:RMX | NYSE MKT:RBY

June 4, 2012

Rubicon Minerals informed that shareholder
Agnico-Eagle Mines reduces its shareholdings in Rubicon

Rubicon Minerals Corporation (TSX:RMX | NYSE MKT:RBY) (“Rubicon”) has been advised by Agnico-Eagle Mines Limited (“Agnico-Eagle”) that Agnico-Eagle has disposed of a significant portion of its shareholdings of Rubicon in the public markets and that Agnico-Eagle intends to make securities regulatory filings containing details of this disposition in due course.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp’s high-grade, world class Red Lake Mine.  Rubicon’s shares are included in the S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
“David W. Adamson”
Chief Executive Officer

Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", “would”, "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in Rubicon’s Preliminary Economic Assessment (“PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this news release include, but are not limited to, statements regarding Agnico-Eagle’s intention to make securities regulatory filings and Rubicon’s focus on exploring and developing the Phoenix Gold Project.

PR12-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

Although management of Rubicon has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-09    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
_______________________________________________________________________________________________________
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.